UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: October 4, 2012	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

Thursday 4 October 2012

CSR plc announces the completion of the transfer of its handset connectivity and location development operations and technology to Samsung Electronics Co., Ltd.

CSR plc (LSE: CSR.L, NASDAQ: CSRE) (“CSR” or the “Company”) today announces that it has completed the transfer of its handset connectivity and location development operations and technology to Samsung Electronics Co., Ltd. (“Samsung”) for US$310 million in cash (the “Transaction”).

The Company intends to return up to US$285 million to holders of its Ordinary Shares and American Depositary Shares representing Ordinary Shares comprising the net proceeds of the Transaction and the Equity Investment, together with US$40.5 million allocated to the buy-back announced in February 2012 that has not yet been used, by means of a tender offer to be launched during Q4 2012.

Joep van Beurden, CEO commented

“We are delighted to have completed this transaction and believe that it will accelerate our transformation into a higher gross margin platform company operating in attractive growth markets where we have leading market positions. As a result, we will be a more competitive, more differentiated and more profitable business.”

THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL ANY CSR PLC ORDINARY SHARES OR AMERICAN DEPOSITARY SHARES REPRESENTING ORDINARY SHARES (TOGETHER, THE “SECURITIES”). THE RETURN OF CAPITAL DESCRIBED IN THIS ANNOUNCEMENT HAS NOT BEEN IMPLEMENTED AND THE POTENTIAL TENDER OFFER HAS NOT COMMENCED. IF THE RETURN OF CAPITAL IS EFFECTED BY MEANS OF A TENDER OFFER, CSR PLC WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) UPON THE COMMENCEMENT OF SUCH TENDER OFFER. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE MAKING ANY DECISION TO TENDER THE SECURITIES IN THE POTENTIAL TENDER OFFER. IF THE TENDER OFFER IS COMMENCED, THESE MATERIALS, AS WELL AS ANY UPDATES TO THEM OR OTHER DOCUMENTS FILED WITH THE SEC, WILL BE MADE AVAILABLE TO ALL CSR PLC SHAREHOLDERS AND HOLDERS OF AMERICAN DEPOSITARY SHARES AT NO EXPENSE TO THEM BY CONTACTING CSR PLC OR THROUGH CSR PLC’S WEBSITE WWW.CSR.COM. IN ADDITION, ALL SUCH MATERIALS (AND ALL OTHER TENDER OFFER DOCUMENTS FILED WITH THE SEC) WILL BE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV.